Exhibit 99.1

Ehave Inc. Appoints Prateek Dwivedi as President and Chief Executive Officer

Toronto, ON (November 21, 2016) – Ehave, Inc. (OTCQB: EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, today announced the appointment of Prateek (Teek) Dwivedi as Ehave’s President and Chief Executive Officer. Mr. Dwivedi will also serve on Ehave’s Board of Directors. Mr. Dwivedi will leverage his 20 years of technology and healthcare leadership experience to accelerate the development of the company’s Ehave Connect cloud-based platform, which is intended to provide mental health practitioners with an objective, data-rich network designed to aid in the diagnosis and treatment of mental health disorders. In addition, Mr. Dwivedi will focus on advancing Ehave’s MegaTeam digital assessment and rehabilitation tool, which is currently in clinical development to evaluate its ability to assess, monitor and improve the core symptoms of ADHD.

Ehave Connect is a digital platform that clinicians can access from any computer, tablet or mobile device. It is planned to be launched initially for the assessment, monitoring, management and remediation of ADHD. To develop and grow its platform, Ehave will focus on establishing partnerships with leading mental health assessment providers that can benefit from having their products made available and seamlessly integrated for clinicians as part of Ehave Connect.

“Teek has a proven track record of developing and applying new technologies to solve important healthcare challenges,” said Scott Woodrow, Chairman of Ehave’s Board of Directors. “His leadership and experience at Princess Margaret Hospital, where he developed a cancer informatics platform that is successfully being used today to improve patient care, brings to Ehave the exact knowledge we need to build out the next version of Ehave Connect, which we believe can integrate objective data from multiple sources to enhance mental healthcare. In addition, Teek’s tenure at Mount Sinai Hospital in Toronto, where he directed the technology infrastructure, has been instrumental in helping to refine our product and vision. We’re confident that Teek will drive innovation at Ehave, and empower mental healthcare providers with novel tools to improve the lives of patients and their caregivers.”

“I am thrilled to join Ehave’s team of mental health experts and software developers and together we will bring innovative solutions to the mental healthcare community,” said Mr. Dwivedi. “Patients and their caregivers are often hindered by an outdated and inefficient mental healthcare delivery system. With Ehave Connect, and our other solutions now in development, we believe we will will enable practitioners to make better treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey.”

Prior to joining Ehave, Mr. Dwivedi led Cancer Informatics at Princess Margaret Hospital at the University Health Network in Toronto, Canada. In this position, Mr. Dwivedi was responsible for building a next-generation health and research informatics platform designed to capture and analyze cancer patient data. From 2008 to 2011, Mr. Dwivedi was the Vice President and Chief Information Officer at Mount Sinai Hospital in Toronto, where he led the implementation of a new IT strategy for infrastructure, application, team and vendor management that was directly tied to the hospital’s overall strategy to ensure clinical goals were being met promptly, embracing IT as an enabler for clinical transformation. Before his tenure at Mount Sinai, Mr. Dwivedi was the Vice President of Operations at AudienceView Ticketing, where he managed a team of 47 engineers. Mr. Dwivedi has held key strategy and product development positions at Cascada Mobile (exit via acquisition), Casero (exit via acquisition) and Solect Technology group (exit via acquisition). Mr. Dwivedi received his undergraduate and graduate degrees in Systems Design Engineering from the University of Waterloo.

About Ehave, Inc.

Ehave is empowering the mental healthcare community with next-generation, data-rich patient management, assessment, and remediation tools. With Ehave Connect, Ehave’s cloud-based software platform, clinicians can make better-informed, individualized treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate seamlessly with a growing selection of tools and applications developed by Ehave and its leading partners. Ehave is launching several digital applications under its MegaTeam brand for the assessment and remediation of ADHD, with pilot studies now underway at the Hospital for Sick Children (SickKids). Ehave is headquartered in Toronto’s Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements: (i) the initiation, timing, progress and results of the Company’s research, manufacturing and other development efforts; (ii) the Company’s ability to advance its products to successfully complete development and commercialization; (iii) the manufacturing, development, commercialization, and market acceptance of the Company’s products; (iv) the lack of sufficient funding to finance the product development and business operations; (v) competitive companies and technologies within the Company’s industry and introduction of competing products; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) loss of key management personnel; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its products and its ability to operate its business without infringing the intellectual property rights of others; (ix) potential failure to comply with applicable health information privacy and security laws and other state and federal privacy and security laws; and (x) the difficulty of predicting actions of the USA FDA and its regulations. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement unless required by law. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is contained under the heading “Risk Factors” in Ehave, Inc.’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (SEC) on September 24, 2015, as amended, which is available on the SEC’s website, http://www.sec.gov

Contact

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (investors)

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Claire LaCagnina (media)

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